

June 30, 2015

Via Email
Mr. Frank C. Marchisello, Jr.
Chief Financial Officer
Tanger Factory Outlet Centers, Inc.
3200 Northline Avenue, Suite 360
Greensboro, NC 27408

> **Re:** **Tanger Factory Outlet Centers, Inc.**
> **Form 10-K**
> **Filed February 24, 2015**
> **Form 8-K**
> **Filed February 10, 2015**
> **File No. 001-11986**
>
> **Tanger Properties Limited Partnership**
> **Form 10-K**
> **Filed February 24, 2015**
> **File No. 333-3526-01**

Dear Mr. Marchisello:

We have reviewed your June 5, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 22, 2015 letter.

Form 8-K filed February 10, 2015

Exhibit 99.2

Pro Rata Balance Sheet as of December 31, 2014, page 15

1.   We note your response to comment 4 and the proposed revisions. In the introductory
        paragraph to your Pro Rata Balance Sheet and Pro Rata Statement of Operations please
        also include language indicating that you do not control, nor do you have any legal claim
        to the revenues and expenses of the unconsolidated joint ventures. Additionally, expand
        your disclosure to provide details regarding your ownership and claims to the operations
        of the joint ventures.

        You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3446 with any
questions.

                                        Sincerely,

                                        /s/ Jaime G. John

                                        Jaime G. John
                                        Branch Chief